Exhibit 99.1

Condensed Consolidated Interim Financial Statements
September 30, 2023 and 2022
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2023 and December 31, 2022
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents		$476,624	$279,735
Term deposits		—	35,000
Accounts receivable and other	5	104,833	91,113
Inventories	6	236,663	198,872
Current derivative assets	16	4,992	—
Assets held for sale	4	27,066	27,738
		850,178	632,458
Restricted cash		2,038	2,033
Deferred tax assets		14,507	14,507
Other assets	7	164,796	120,065
Non-current derivative assets	16	14,902	—
Property, plant and equipment		3,673,191	3,596,262
Goodwill		92,591	92,591
		$4,812,203	$4,457,916
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$191,666	$191,705
Current portion of lease liabilities		4,916	4,777
Current portion of asset retirement obligations		3,692	3,980
Current derivative liabilities	16	1,202	—
Liabilities associated with assets held for sale	4	10,834	10,479
		212,310	210,941
Debt	8	596,503	494,414
Lease liabilities		13,044	12,164
Employee benefit plan obligations		8,485	8,910
Asset retirement obligations		105,972	105,893
Non-current derivative liabilities	16	3,708	—
Deferred income tax liabilities		465,239	424,726
		1,405,261	1,257,048
Equity
Share capital	12	3,410,536	3,241,644
Treasury stock		(15,952)	(20,454)
Contributed surplus		2,615,177	2,618,212
Accumulated other comprehensive loss		(17,680)	(42,284)
Deficit		(2,580,843)	(2,593,050)
Total equity attributable to shareholders of the Company		3,411,238	3,204,068
Attributable to non-controlling interests		(4,296)	(3,200)
		3,406,942	3,200,868
		$4,812,203	$4,457,916

Approved on behalf of the Board of Directors

    (signed) John Webster    Director        (signed) George Burns    Director

Date of approval: October 26, 2023

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
Revenue
Metal sales	9	$245,255	$217,698	$704,464	$625,817

Cost of sales
Production costs		115,929	123,486	344,175	337,362
Depreciation and amortization		62,983	66,424	189,422	174,093
		178,912	189,910	533,597	511,455

Earnings from mine operations		66,343	27,788	170,867	114,362

Exploration and evaluation expenses		6,288	4,449	16,758	12,822
Mine standby costs	10	3,382	7,965	11,999	30,298
General and administrative expenses		9,291	6,571	29,256	23,096
Employee benefit plan expense		1,277	854	3,496	3,504
Share-based payments expense	13	2,045	2,842	5,573	6,840
Write-down of assets		2,924	1,090	4,972	23,543
Foreign exchange (gain) loss		(1,726)	338	(15,480)	(7,379)
Earnings from operations		42,862	3,679	114,293	21,638

Other income	11	11,366	3,592	30,454	6,971
Finance costs	11	(8,910)	(9,228)	(27,053)	(35,006)
Earnings (loss) from continuing operations before income tax		45,318	(1,957)	117,694	(6,397)
Income tax expense		51,984	26,452	103,581	84,763
Net (loss) earnings from continuing operations		(6,666)	(28,409)	14,113	(91,160)
Net loss from discontinued operations, net of tax		(1,201)	(30,244)	(3,267)	(376,568)
Net (loss) earnings for the period		$(7,867)	$(58,653)	$10,846	$(467,728)

Net (loss) earnings attributable to:
Shareholders of the Company		(7,998)	(54,642)	12,207	(397,516)
Non-controlling interests		131	(4,011)	(1,361)	(70,212)
Net (loss) earnings for the period		$(7,867)	$(58,653)	$10,846	$(467,728)

Net (loss) earnings attributable to Shareholders of the Company:
Continuing operations		(6,557)	(28,411)	14,361	(91,060)
Discontinued operations		(1,441)	(26,231)	(2,154)	(306,456)
		$(7,998)	$(54,642)	$12,207	$(397,516)

Net earnings (loss) attributable to Non-controlling Interests:
Continuing operations		(109)	2	(248)	(100)
Discontinued operations		240	(4,013)	(1,113)	(70,112)
		$131	$(4,011)	$(1,361)	$(70,212)

Weighted average number of shares outstanding (thousands)
Basic	12	202,472	183,783	191,786	183,313
Diluted	12	202,472	183,783	192,643	183,313

Net (loss) earnings per share attributable to Shareholders of the Company:
Basic (loss) earnings per share		$(0.04)	$(0.30)	$0.06	$(2.17)
Diluted (loss) earnings per share		$(0.04)	$(0.30)	$0.06	$(2.17)

Net (loss) earnings per share attributable to Shareholders of the Company - Continuing operations:
Basic (loss) earnings per share		$(0.03)	$(0.15)	$0.07	$(0.50)
Diluted (loss) earnings per share		$(0.03)	$(0.15)	$0.07	$(0.50)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Net (loss) earnings for the period	$(7,867)	$(58,653)	$10,846	$(467,728)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	3,375	(15,279)	30,872	(23,544)
Income tax expense on change in fair value of investments in marketable securities	(476)	—	(1,657)	—
Actuarial losses on employee benefit plans	(2,028)	(1,336)	(5,693)	(1,987)
Income tax recovery on actuarial losses on employee benefit pension plans	386	294	1,082	437
Total other comprehensive income (loss) for the period	1,257	(16,321)	24,604	(25,094)
Total comprehensive (loss) income for the period	$(6,610)	$(74,974)	$35,450	$(492,822)

Attributable to:
Shareholders of the Company	(6,741)	(70,963)	36,811	(422,610)
Non-controlling interests	131	(4,011)	(1,361)	(70,212)
	$(6,610)	$(74,974)	$35,450	$(492,822)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
Cash flows generated from (used in):
Operating activities
Net (loss) earnings for the period from continuing operations		$(6,666)	$(28,409)	$14,113	$(91,160)
Adjustments for:
Depreciation and amortization		63,789	67,050	191,803	175,771
Finance costs		8,910	9,228	27,053	35,006
Interest income		(5,334)	(1,480)	(11,784)	(2,764)
Unrealized foreign exchange (gain) loss		(1,736)	3,785	(13,961)	19
Income tax expense		51,984	26,452	103,581	84,763
(Gain) loss on disposal of assets		(60)	(1,493)	707	(2,308)
Unrealized gain on derivative contracts	11	(5,957)	—	(14,979)	—
Write-down of assets		2,924	1,090	4,972	23,543
Share-based payments expense	13	2,045	2,842	5,573	6,840
Employee benefit plan expense		1,277	854	3,496	3,504
		111,176	79,919	310,574	233,214
Property reclamation payments		(583)	(1,282)	(2,539)	(2,075)
Employee benefit plan payments		(704)	(315)	(4,815)	(2,988)
Settlement of derivative contracts	11	7	—	2	—
Income taxes paid		(17,727)	(24,038)	(41,864)	(76,605)
Interest received		5,334	1,480	11,784	2,764
Changes in non-cash working capital	14	10,577	(3,078)	(49,874)	(39,366)
Net cash generated from operating activities of continuing operations		108,080	52,686	223,268	114,944
Net cash used in operating activities of discontinued operations		(84)	(172)	(15)	(251)

Investing activities
Additions to property, plant and equipment		(114,597)	(73,980)	(273,101)	(209,159)
Capitalized interest paid		(7,302)	—	(7,829)	—
Proceeds from the sale of property, plant and equipment		201	1,637	1,386	3,278
Purchase of marketable securities and investment in debt securities		—	(20,163)	(633)	(20,163)
Value added taxes related to mineral property expenditures, net		(5,656)	(6,056)	(20,158)	(24,267)
(Increase) decrease in term deposits		—	(5,000)	35,000	(65,000)
Net cash used in investing activities of continuing operations		(127,354)	(103,562)	(265,335)	(315,311)

Financing activities
Issuance of common shares, net of issuance costs		(62)	84	166,747	13,743
Contributions from non-controlling interests		—	—	265	207
Proceeds from Term Facility - Commercial Loans and RRF Loans		43,529	—	114,737	—
Proceeds from Term Facility - VAT facility		8,517	—	9,052	—
Term Facility loan financing costs		(102)	—	(17,274)	—
Term Facility commitment fees		—	—	(2,529)	—
Interest paid		(10,063)	(16,226)	(27,762)	(33,945)
Principal portion of lease liabilities		(948)	(1,406)	(2,793)	(5,383)
Purchase of treasury stock		(1,131)	—	(1,131)	(13,969)
Net cash generated from (used in) financing activities of continuing operations		39,740	(17,548)	239,312	(39,347)

Net increase (decrease) in cash and cash equivalents		20,382	(68,596)	197,230	(239,965)
Cash and cash equivalents - beginning of period		456,583	309,958	279,735	481,327
Cash in disposal group held for sale		(341)	—	(341)	—
Cash and cash equivalents - end of period		$476,624	$241,362	$476,624	$241,362

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
Share capital
Balance beginning of period		$3,410,609	$3,240,952	$3,241,644	$3,225,326
Shares issued upon exercise of share options		71	174	5,211	4,117
Shares issued upon exercise of performance share units (PSU's)		—	—	—	2,256
Transfer of contributed surplus on exercise of options		31	73	2,199	1,665
Shares issued upon exercise of warrants		—	—	—	213
Shares issued in private placements, net of share issuance costs		(12)	(10)	66,764	7,612
Shares issued to the public, net of share issuance costs		(163)	—	94,718	—
Balance end of period	12	$3,410,536	$3,241,189	$3,410,536	$3,241,189

Treasury stock
Balance beginning of period		$(14,821)	$(20,454)	$(20,454)	$(10,289)
Purchase of treasury stock		(1,131)	—	(1,131)	(13,969)
Shares redeemed upon exercise of restricted share units (RSU's)		—	—	5,633	3,804
Balance end of period		$(15,952)	$(20,454)	$(15,952)	$(20,454)

Contributed surplus
Balance beginning of period		$2,612,685	$2,612,463	$2,618,212	$2,615,459
Share-based payment arrangements		2,523	2,992	4,797	7,648
Shares redeemed upon exercise of restricted share units		—	—	(5,633)	(3,804)
Shares redeemed upon exercise of performance share units		—	—	—	(2,256)
Transfer to share capital on exercise of options		(31)	(73)	(2,199)	(1,665)
Balance end of period		$2,615,177	$2,615,382	$2,615,177	$2,615,382

Accumulated other comprehensive loss
Balance beginning of period		$(18,937)	$(29,678)	$(42,284)	$(20,905)
Other comprehensive income (loss) for the period attributable to shareholders of the Company		1,257	(16,321)	24,604	(25,094)
Balance end of period		$(17,680)	$(45,999)	$(17,680)	$(45,999)

Deficit
Balance beginning of period		$(2,572,845)	$(2,582,100)	$(2,593,050)	$(2,239,226)
(Loss) earnings attributable to shareholders of the Company		(7,998)	(54,642)	12,207	(397,516)
Balance end of period		$(2,580,843)	$(2,636,742)	$(2,580,843)	$(2,636,742)
Total equity attributable to shareholders of the Company		$3,411,238	$3,153,376	$3,411,238	$3,153,376

Non-controlling interests
Balance beginning of period		$(4,427)	$3,563	$(3,200)	$69,557
Earnings (loss) attributable to non-controlling interests		131	(4,011)	(1,361)	(70,212)
Contributions from non-controlling interests		—	—	265	207
Balance end of period		$(4,296)	$(448)	$(4,296)	$(448)
Total equity		$3,406,942	$3,152,928	$3,406,942	$3,152,928

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, and Greece.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2022.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 26, 2023.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2022.

3. Significant accounting policies
Adoption of new accounting standards
A number of amendments to standards were effective for annual periods beginning on or after January 1, 2023, including amendments to IAS 1, IFRS Practice Statement 2, IAS 8 and IAS 12. There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
4. Disposal group held for sale & discontinued operations
Certej project
On October 26, 2022, the Company entered into a share purchase agreement to sell the Certej project, a non-core gold asset in the Romania segment. While the agreement expired on March 24, 2023, the Company is committed to continue its plan to sell the disposal group within the next twelve months.
As at September 30, 2023, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities:

	September 30, 2023	December 31, 2022

Cash	$341	$356
Accounts receivable and other	999	1,150
Property, plant, and equipment	24,238	24,731
Inventories	1,488	1,501
Assets held for sale	$27,066	$27,738

Accounts payable and accrued liabilities	$(203)	$(168)
Asset retirement obligations	(10,631)	(10,311)
Liabilities associated with assets held for sale	$(10,834)	$(10,479)

During the year ended December 31, 2022, the Company recorded impairment of $394,723 ($374,684 net of deferred tax) on the Certej project. The fair value measurement for the disposal group has been categorized as a Level 3 fair value based on the expected cash consideration of a sale, less estimated costs of disposal.
The results from operations of the Romanian reporting segment include:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Expenses	$(1,201)	$(947)	$(3,267)	$(1,884)
Impairment of property and equipment	—	(29,297)	—	(394,723)
Loss from operations	(1,201)	(30,244)	(3,267)	(396,607)
Income tax recovery	—	—	—	(20,039)
Loss from discontinued operations, net of tax	$(1,201)	$(30,244)	$(3,267)	$(376,568)

Earnings (loss) from discontinued operations attributable to non-controlling interest	$240	$(4,013)	$(1,113)	$(70,112)
Loss from discontinued operations attributable to shareholders of the Company	$(1,441)	$(26,231)	$(2,154)	$(306,456)

Basic loss per share attributable to shareholders of the Company	$(0.01)	$(0.14)	$(0.01)	$(1.67)
Diluted loss per share attributable to shareholders of the Company	$(0.01)	$(0.14)	$(0.01)	$(1.67)
Net cash used in operating activities of the Romanian reporting segment during the three and nine months ended September 30, 2023 was $84 and $15, respectively. Net cash used in operating activities during the three and nine months ended September 30, 2022 was $172 and $251, respectively.

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
5. Accounts receivable and other

	September 30, 2023	December 31, 2022

Trade receivables	$43,933	$33,746
Value added tax and other taxes recoverable	17,248	19,679
Other receivables and advances	14,390	13,610
Prepaid expenses and deposits	29,138	23,940
Investment in marketable securities	124	138
	$104,833	$91,113

6. Inventories

	September 30, 2023	December 31, 2022

Ore stockpiles	$10,056	$10,521
In-process inventory and finished goods	99,555	67,261
Materials and supplies	127,052	121,090
	$236,663	$198,872

7. Other Assets

	September 30, 2023	December 31, 2022

Long-term value added tax and other taxes recoverable	$66,499	$55,394
Prepaid forestry fees	1,403	1,403
Prepaid loan costs(1)	3,523	1,487
Investment in marketable securities and debt securities	93,201	61,611
Other	170	170
	$164,796	$120,065
(1) Prepaid loan costs include prepaid transaction costs for the revolving VAT and cost overrun components of the Skouries Project Financing facility (Note 8).

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Debt

	September 30, 2023	December 31, 2022

Senior notes due 2029, net of unamortized transaction fees of $5,518 (2022 – $6,783) and initial redemption option of $3,784	$498,266	$498,090
Redemption option derivative asset	(1,654)	(3,676)
Term Facility commercial loans, net of unamortized transaction fees of $15,729	61,828	—
Term Facility RRF loans, net of unamortized transaction fees of $6,080	29,202	—
Term Facility revolving VAT facility	8,861	—
	$596,503	$494,414

Skouries Project Financing Facility ("Term Facility")
On April 5, 2023, the Company completed the €680,400 project financing facility for the development of the Skouries project in Northern Greece. The Term Facility includes €200,000 of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility also provides a €30,000 revolving credit facility to fund reimbursable value added tax ("VAT") expenditures relating to the Skouries project. The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas Gold Single Member S.A. ("Hellas") in the same proportion as the Term Facility. The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries project and the Hellas operating assets.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount of €126,211 ($133,708) as at September 30, 2023, issued under the Company's $250,000 amended and restated fourth senior secured credit facility (the "Fourth ARCA"). The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
The Term Facility includes the following components:
i.€480,400 commercial loans at a variable interest rate comprised of six-months EURIBOR plus a fixed margin, with 70% of the variable rate exposure to be economically hedged through an interest rate swap for the term of the facility (Note 16(e)).
ii.€100,000 initial RRF loans at a fixed interest rate of 3.04% for the term of the facility.
iii.€100,000 additional RRF loan at a fixed interest rate of 4.06% for the term of the facility.
In the nine months ended September 30, 2023, the Company completed three drawdowns on the Term Facility totalling €106,512 ($112,839), including €73,208 ($77,557) commercial loans and €33,304 ($35,282) from the RRF loans. Additionally, during the nine months ended September 30, 2023, the Company completed numerous drawdowns on the VAT revolving credit facility totalling €8,364 ($8,861).
In April 2023, in accordance with the requirements of the Term Facility, the Company entered into a secured hedging program including gold and copper commodity swaps, an interest rate swap and U.S. dollar to Euro forward contracts (Note 16(d),(e),(f)).
Drawings from the Term Facility will continue on a periodic basis through the earlier of March 31, 2026 or three months following completion of the Skouries project. There is a deferral option, which if exercised, will extend drawings from the Term Facility through the earlier of August 26, 2026 or three months following completion of the Skouries project.
Repayment of the commercial loans, the RRF loans, and the Contingent Overrun Facility will commence on June 30, 2026, with 14 semi-annual installments, through to December 31, 2032. If the deferral option is exercised, repayment will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Debt (continued)
Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027 or 18 months following completion of the Skouries project.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios.
As at September 30, 2023, €87,142 ($92,318) of cash and cash equivalents, comprising of proceeds from the Term Facility and proceeds from the European Bank of Reconstruction and Development ("EBRD") private placement (Note 12(a)) is restricted for the use of constructing the Skouries project.
Senior Notes
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The decrease in fair value for the three and nine months ended September 30, 2023 is $1,471 and $2,022 (three and nine months ended September 30, 2022 – $10 and $7,387), which is recognized in finance costs.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at September 30, 2023.
The fair market value of the senior notes as at September 30, 2023 is $431,650.
Senior Secured Credit Facility
On October 15, 2021, the Company executed the $250 million Fourth ARCA with an option to increase the available credit by $100 million through the accordion feature, with a maturity date of October 15, 2025.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Company's revolving credit facility. As at September 30, 2023, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €126,211 ($133,708) and the Company's available balance on the revolving credit facility was $115,977. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries project.

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Revenue
For the three months ended September 30, 2023, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$74,486	$78,745	$—	$153,231
Gold revenue - concentrate	39,860	—	30,726	70,586
Silver revenue - doré	677	378	—	1,055
Silver revenue - concentrate	990	—	8,998	9,988
Lead concentrate	—	—	7,487	7,487
Zinc concentrate	—	—	3,661	3,661
Revenue from contracts with customers	$116,013	$79,123	$50,872	$246,008
Loss on revaluation of derivatives in trade receivables - gold	(1,749)	—	(501)	(2,250)
Gain on revaluation of derivatives in trade receivables - other metals	—	—	1,497	1,497
	$114,264	$79,123	$51,868	$245,255

For the three months ended September 30, 2022, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$65,073	$72,773	$—	$137,846
Gold revenue - concentrate	34,972	—	24,545	59,517
Silver revenue - doré	636	320	—	956
Silver revenue - concentrate	586	—	3,997	4,583
Lead concentrate	—	—	4,147	4,147
Zinc concentrate	—	—	15,023	15,023
Revenue from contracts with customers	$101,267	$73,093	$47,712	$222,072
Loss on revaluation of derivatives in trade receivables - gold	(1,261)	—	(1,052)	(2,313)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(2,061)	(2,061)
	$100,006	$73,093	$44,599	$217,698
(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Revenue (continued)
For the nine months ended September 30, 2023, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$209,613	$230,217	$—	$439,830
Gold revenue - concentrate	122,263	—	83,899	206,162
Silver revenue - doré	2,307	1,157	—	3,464
Silver revenue - concentrate	3,285	—	23,892	27,177
Lead concentrate	—	—	20,450	20,450
Zinc concentrate	—	—	12,018	12,018
Revenue from contracts with customers	$337,468	$231,374	$140,259	$709,101
Loss on revaluation of derivatives in trade receivables - gold	(1,683)	—	(1,321)	(3,004)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(1,633)	(1,633)
	$335,785	$231,374	$137,305	$704,464

For the nine months ended September 30, 2022, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$171,214	$221,949	$—	$393,163
Gold revenue - concentrate	116,907	—	59,474	176,381
Silver revenue - doré	2,112	1,036	—	3,148
Silver revenue - concentrate	2,301	—	17,047	19,348
Lead concentrate	—	—	13,871	13,871
Zinc concentrate	—	—	25,668	25,668
Revenue from contracts with customers	$292,534	$222,985	$116,060	$631,579
Loss on revaluation of derivatives in trade receivables - gold	(2,225)	—	(2,303)	(4,528)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(1,234)	(1,234)
	$290,309	$222,985	$112,523	$625,817

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

10. Mine standby costs

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Stratoni	$2,960	$4,841	$8,858	$21,676
Skouries	—	2,248	—	6,292
Other mine standby costs	422	876	3,141	2,330
	$3,382	$7,965	$11,999	$30,298

11. Other income and finance costs

(a) Other income	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Interest and other income	$5,342	$2,099	$16,180	$4,663
Gain (loss) on disposal of assets	60	1,493	(707)	2,308
Unrealized gain on derivative instruments	5,957	—	14,979	—
Realized gain on derivative instruments	7	—	2	—
	$11,366	$3,592	$30,454	$6,971

(b) Finance costs	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Interest cost on senior notes due 2029	$7,872	$7,869	$23,613	$23,516
Interest cost on Term Facility commercial loans	1,097	—	1,577	—
Interest cost on Term Facility RRF loans	277	—	425	—
Other interest and financing costs	2,131	496	5,458	1,465
Loss on redemption option derivative (Note 8)	1,471	10	2,022	7,387
Interest expense on lease liabilities	428	358	1,303	1,153
Asset retirement obligation accretion	1,075	495	3,224	1,485
Total finance costs	$14,351	$9,228	$37,622	$35,006
Less: capitalized interest	(5,441)	—	(10,569)	—
	$8,910	$9,228	$27,053	$35,006

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
12. Share capital and (loss) earnings per share
(a) Share capital

	2023		2022
Voting common shares	Number of Shares	Total	Number of Shares	Total

Balance at January 1,	184,800,571	$3,241,644	182,673,118	$3,225,326
Shares issued upon exercise of share options	716,415	5,211	815,312	4,117
Shares issued on redemption of performance share units	—	—	528,166	2,256
Estimated fair value of share options exercised transferred from contributed surplus	—	2,199	—	1,665
Shares issued upon exercise of warrants	—	—	19,037	213
Shares issued for private placement with EBRD, net of issuance costs	6,269,231	60,136	—	—
Shares issued for bought deal offering, net of issuance costs	10,400,000	94,718	—	—
Flow-through shares issued, net of issuance costs and premium	680,900	6,628	694,500	7,612
Balance at September 30,	202,867,117	$3,410,536	184,730,133	$3,241,189

On June 14, 2023, the Company completed a private placement with EBRD consisting of 6,269,231 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $81,500 ($61,292). These proceeds will be invested in the Skouries project, and will be credited against the Company's 20% equity funding commitment per the terms of the project financing facility that closed on April 5, 2023.
On June 7, 2023, the Company completed a bought deal prospectus offering of 10,400,000 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $135,200 ($101,076).
On June 6, 2023, the Company completed a private placement of 390,900 common shares at a price of CDN $19.18 per share for proceeds of CDN $7,498; and a private placement of 290,000 common shares at a price of CDN $17.24 per share for proceeds of CDN $4,998. The shares qualify as flow-through shares for Canadian tax purposes and were issued at premiums of CDN $6.02 per share and CDN $4.08 per share, respectively, to the closing market price of the Company's common shares at the date of issue. The combined premium of CDN $3,536 ($2,635) was recognized in accounts payable and accrued liabilities and will be recognized in other income as required expenditures are incurred and related tax benefits renounced.

(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
12. Share capital and (loss) earnings per share (continued)
(b) (Loss) earnings per share
The weighted average number of common shares for the purposes of diluted (loss) earnings per share reconciles to the weighted average number of common shares used in the calculation of basic (loss) earnings per share as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Weighted average number of common shares used in the calculation of basic (loss) earnings per share	202,471,872	183,783,392	191,786,143	183,312,983
Dilutive impact of share options	—	—	506,863	—
Dilutive impact of restricted share units and restricted share units with performance criteria	—	—	344,631	—
Dilutive impact of performance share units	—	—	5,059	—
Weighted average number of common shares used in the calculation of diluted (loss) earnings per share	202,471,872	183,783,392	192,642,696	183,312,983

As at September 30, 2023, 2,555,054 options (September 30, 2022 – 2,800,673) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.
As the three months ended September 30, 2023 was in a net loss position, 410,312 share options, 272,210 restricted stock units ("RSU's") and RSU's with performance criteria, and 7,059 performance share units ("PSU's") were anti-dilutive.
As the three months ended September 30, 2022 was in a net loss position, 266,526 share options, 176,683 RSU's and RSU's with performance criteria, and nil PSU's were anti-dilutive.
As the nine months ended September 30, 2022 was in a net loss position, 578,655 share options, 286,680 RSU's and RSU's with performance criteria, and 49,809 PSU's were anti-dilutive.
(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Share-based payments expense

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Share options	$599	$1,145	$1,832	$3,272
Restricted shares with no performance criteria	668	425	1,099	1,194
Restricted shares with performance criteria	342	842	130	1,701
Performance shares	914	580	1,736	1,480
Deferred units	(478)	(150)	776	(807)
	$2,045	$2,842	$5,573	$6,840

14. Supplementary cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Changes in non-cash working capital:
Accounts receivable and other	$(10,107)	$6,043	$(14,620)	$7,576
Inventories	(2,996)	4,145	(29,591)	(17,264)
Accounts payable and accrued liabilities	23,680	(13,266)	(5,663)	(29,678)
	$10,577	$(3,078)	$(49,874)	$(39,366)

15. Commitments and contractual obligations
Significant changes to the Company's commitments and contractual obligations as at September 30, 2023 compared to December 31, 2022 include:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total

Debt - Senior notes*	$—	$—	$—	$—	$—	$500,000	$500,000
Debt - Term Facility*	$8,861	$—	$36,041	$72,082	$4,716	$—	$121,700
Purchase obligations and other commitments	$25,868	$882	$284	$—	$—	$—	$27,034
* Does not include interest on debt.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag and Skouries.
(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Derivative financial instruments

	September 30, 2023	December 31, 2022

Foreign currency collars	$24	$—
Gold collars	15,584	—
Gold commodity swaps	1,731	—
Interest rate swaps	2,134	—
Foreign currency forward contracts	421	—
Total derivative assets	$19,894	$—

Classified as:	September 30, 2023	December 31, 2022

Current	$4,992	$—
Non-current	14,902	—
	$19,894	$—

	September 30, 2023	December 31, 2022

Foreign currency collars	$485	$—
Euro forward contracts	2,069	—
Copper commodity swaps	249	—
Foreign currency forward contracts	2,107	—
Total derivative liabilities	$4,910	$—

Classified as:	September 30, 2023	December 31, 2022

Current	$1,202	$—
Non-current	3,708	—
	$4,910	$—

(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Derivative financial instruments (continued)
(a)Foreign Currency Collars
The Company entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. These derivatives set a band within which the Company expects to be able to protect against currency movements, either above or below specific strike prices. These derivatives are not designated as hedging instruments. Changes in the fair value of the foreign currency collars are recorded in other income and expense.
As at September 30, 2023, the Company's outstanding foreign currency collars were as follows:

	2023	2024
Canadian dollar collars
Canadian dollar contracts	US$27,000	US$42,000
Weighted average put strike price (USD:CDN)	1.30	1.30
Weighted average call strike price (USD:CDN)	1.43	1.44

Euro collars
Euro contracts	€18,000	€78,000
Weighted average put strike price (EUR:USD)	1.11	1.14
Weighted average call strike price (EUR:USD)	1.02	1.03

Canadian dollar collars totalling US$69,000 and Euro collars totalling €57,400 expired in the nine months ended September 30, 2023 without financial settlement. During the three and nine months ended September 30, 2023, Euro collars totalling €2,000 matured with financial gain of US$7 to the Company.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Opening derivative asset (liability)	$593	$—	$—	$—
Change in fair value	(1,047)	—	(454)	—
Settlements	(7)	—	(7)	—
Closing derivative asset (liability)	$(461)	$—	$(461)	$—

(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Derivative financial instruments (continued)
(b)Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project. From June 30, 2024 to May 31, 2025, €5,000 will be delivered to the Company every month at a forward rate of EUR/USD 1.1160.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other income and expense. Changes in the fair value of foreign currency forward contracts outstanding during the three and nine months ended September 30, 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Opening derivative asset (liability)	$—	$—	$—	$—
Change in fair value	(2,069)	—	(2,069)	—
Closing derivative asset (liability)	$(2,069)	$—	$(2,069)	$—

(c)Gold Collars
In May 2023, the Company entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. These derivatives set a band within which the Company expects to be able to protect against gold price movements, either above or below specific strike prices. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025.
These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other income and expense.
As at September 30, 2023, the Company's outstanding gold collars were as follows:

	2023	2024	2025

Gold ounces	50,001	200,004	200,004
Weighted average put strike price per ounce	US$1,700	US$1,800	US$1,900
Weighted average call strike price per ounce	US$2,736	US$2,765	US$2,667

Changes in the fair value of gold collars outstanding during the three and nine months ended September 30, 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Opening derivative asset (liability)	$7,464	$—	$—	$—
Change in fair value	8,120	—	15,584	—
Closing derivative asset (liability)	$15,584	$—	$15,584	$—

Gold collars totalling 66,668 ounces expired in the nine months ended September 30, 2023 without financial settlement.
(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Derivative financial instruments (continued)
(d)Gold and Copper Commodity Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper forward sales contracts are recorded in other income and expense.
Changes in the fair value of gold commodity swaps outstanding during the three and nine months ended September 30, 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
Gold commodity swaps	2023	2022	2023	2022

Opening derivative asset (liability)	$(362)	$—	$—	$—
Change in fair value	2,093	—	1,731	—
Closing derivative asset (liability)	$1,731	$—	$1,731	$—

Changes in the fair value of copper commodity swaps outstanding during the three and nine months ended September 30, 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
Copper commodity swaps	2023	2022	2023	2022

Opening derivative asset (liability)	$1,036	$—	$—	$—
Change in fair value	(1,285)	—	(249)	—
Closing derivative asset (liability)	$(249)	$—	$(249)	$—

(15)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Derivative financial instruments (continued)
(e)Interest Rate Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the six-months EURIBOR index. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value of the interest rate swaps are recorded in other income and expense.
Changes in the fair value of interest rate swaps outstanding during the three and nine months ended September 30, 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Opening derivative asset (liability)	$(1,454)	$—	$—	$—
Change in fair value	3,588	—	2,139	—
Settlements	—	—	(5)	—
Closing derivative asset (liability)	$2,134	$—	$2,134	$—

(f)Foreign Currency Forward Contracts
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17,000 will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11,350 will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other income and expense.
Changes in the fair value of foreign currency forward contracts outstanding during the three and nine months ended September 30, 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Opening derivative asset (liability)	$1,740	$—	$—	$—
Change in fair value	(3,426)	—	(1,686)	—
Closing derivative asset (liability)	$(1,686)	$—	$(1,686)	$—

(16)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
17. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets and liabilities measured at fair value as at September 30, 2023 and December 31, 2022 are as follows:

September 30, 2023	Level 1 (11)	Level 2	Level 3	Total

Marketable securities(1)	$85,182	$—	$—	$85,182
Investments in debt securities(2)	8,143	—	—	8,143
Settlement receivables(3)	—	43,932	—	43,932
Redemption option derivative asset(4)	—	1,654	—	1,654
Foreign currency collars - assets(5)	—	24	—	24
Foreign currency collars - liabilities(5)	—	(485)	—	(485)
Euro forward contracts - liabilities (6)	—	(2,069)	—	(2,069)
Gold collars - assets(7)	—	15,584	—	15,584
Gold commodity swaps - assets(8)	—	1,731	—	1,731
Copper commodity swaps - liabilities(8)	—	(249)	—	(249)
Interest rate swaps - assets(9)	—	2,134	—	2,134
Foreign currency forward contracts - assets(10)	—	421	—	421
Foreign currency forward contracts - liabilities(10)	—	(2,107)	—	(2,107)
Net financial assets (liabilities)	$93,325	$60,570	$—	$153,895
(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Investments in debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Settlement receivables arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period.
(4)The redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the senior notes and is classified as fair value through profit and loss (Note 8) with fair value based on models using observable interest rate inputs.
(5)Canadian dollar and Euro zero-cost collars classified as fair value through profit and loss (Note 16(a)) with fair value based on observable forward foreign exchange rates.
(6)Euro forward contracts classified as fair value through profit and loss (Note 16(b)) with fair value based on observable forward foreign exchange rates.
(7)Gold zero-cost collars classified as fair value through profit and loss (Note 16(c)) with fair value based on observable forward metal prices.
(8)Gold and copper commodity swaps classified as fair value through profit and loss (Note 16(d)) with fair value based on observable forward metal prices.
(9)Interest rate swaps classified as fair value through profit and loss (Note 16(e)) with fair value based on observable forward interest rates.
(10)U.S. dollar to Euro forward contracts classified as fair value through profit and loss (Note 16(f)) with fair value based on observable forward foreign exchange rates.
(11)The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.
(17)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
17. Financial instruments by category (continued)

December 31, 2022	Level 1 (6)	Level 2	Level 3	Total

Marketable securities(1)	$54,706	$—	$—	$54,706
Investments in debt securities(2)	7,043	—	—	7,043
Settlement receivables(3)	—	33,393	—	33,393
Redemption option derivative asset(4)	—	3,676	—	3,676
Turkish Lira deposits(5)	—	35,000	—	35,000
Net financial assets (liabilities)	$61,749	$72,069	$—	$133,818

(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Investments in debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Settlement receivables arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period.
(4)The redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the senior notes and is classified as fair value through profit and loss (Note 8) with fair value based on models using observable interest rate inputs.
(5)Turkish Lira deposits protected from the weakening of the Turkish Lira against the U.S. dollar and measured at fair value through profit and loss using an observable foreign exchange rate.
(6)The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

There were no amounts transferred between levels of the fair value hierarchy during the three months and nine months ended September 30, 2023 and 2022. For all other financial instruments, carrying amounts approximate fair value.

(18)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

18. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at September 30, 2023 are outlined below.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments (Note 16(f)), reducing its exposure to foreign exchange risk.
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project (Note 16(b)), reducing its exposure to foreign exchange risk.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar (Note 16(a)) at the Olympias mine and Lamaque operations, respectively.
Metal Price and Global Market Risk
The Company is subject to price risk for fluctuations in the market price of gold and other metals.
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts, reducing its exposure to fluctuations in future metal prices. The contracts settle on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026 (Note 16(d)).
In May 2023, the Company entered into zero-cost gold collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025 (Note 16(c)).
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Borrowings under the Term Facility include amounts at variable rates based on EURIBOR. To reduce interest rate risk, the Company has entered into an interest rate swap covering 70% of the variable interest rate exposure related to the Term Facility (Note 16(e)).
Credit Risk
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments.
Turkish Lira deposits held at a Turkish banking institution equivalent to $35,000 matured in February 2023, reducing the Company's exposure to credit risk.
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Company's revolving credit facility. As at September 30, 2023, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €126,211 ($133,708) and the Company's available balance on the revolving credit facility was $115,977. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries project.
(19)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2023, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kisladag and the Efemcukuru mines and exploration activities in Turkiye. The Canada reporting segment includes the Lamaque Triangle mine and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania, and is classified as a disposal group held for sale at September 30, 2023. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.

As at and for the three months ended September 30, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$114,264	$79,123	$51,868	$—	$—	$245,255
Production costs	49,260	26,895	39,774	—	—	115,929
Depreciation and amortization	30,181	18,190	14,612	—	—	62,983
Earnings (loss) from mine operations	$34,823	$34,038	$(2,518)	$—	$—	$66,343

Other significant items of income and expense
Write-down of assets	$1,087	$—	$1,837	$—	$—	$2,924
Exploration and evaluation expenses	2,367	3,496	181	—	244	6,288
Mine standby costs	—	388	2,994	—	—	3,382
Income tax expense (recovery)	40,765	6,599	5,095	—	(475)	51,984
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(1,441)	—	(1,441)

Capital expenditure information
Additions to property, plant and equipment during the period**	$29,166	$26,389	$33,327	$—	$2,252	$91,134
Capitalized interest (Note 11(b))	—	—	5,441	—	—	5,441
* Discontinued Operations (Note 4).
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.
(20)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information (continued)

As at and for the three months ended September 30, 2022	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$100,006	$73,093	$44,599	$—	$—	$217,698
Production costs	50,385	28,835	44,266	—	—	123,486
Depreciation and amortization	32,807	16,752	16,865	—	—	66,424
Earnings (loss) from mine operations	$16,814	$27,506	$(16,532)	$—	$—	$27,788

Other significant items of income and expense
Write-down of assets	$355	$—	$54	$—	$681	$1,090
Exploration and evaluation expenses	1,000	2,551	159	—	739	4,449
Mine standby costs	—	224	7,741	—	—	7,965
Income tax expense	11,762	3,277	11,413	—	—	26,452
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(26,231)	—	(26,231)

Capital expenditure information
Additions to property, plant and equipment during the period**	$29,995	$22,160	$19,918	$—	$1,031	$73,104
* Discontinued Operations (Note 4).
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.

(21)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information (continued)

As at and for the nine months ended September 30, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$335,785	$231,374	$137,305	$—	$—	$704,464
Production costs	145,357	84,402	114,416	—	—	344,175
Depreciation and amortization	89,687	55,693	44,042	—	—	189,422
Earnings (loss) from mine operations	$100,741	$91,279	$(21,153)	$—	$—	$170,867

Other significant items of income and expense
Write-down of assets	$1,387	$—	$3,585	$—	$—	$4,972
Exploration and evaluation expenses	6,537	8,375	520	—	1,326	16,758
Mine standby costs	—	2,416	9,583	—	—	11,999
Income tax expense (recovery)	87,420	19,009	(1,191)	—	(1,657)	103,581
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(2,154)	—	(2,154)

Capital expenditure information
Additions to property, plant and equipment during the period**	$80,661	$67,884	$118,220	$—	$7,190	$273,955
Capitalized interest (Note 11(b))	—	—	10,569	—	—	10,569

Information about assets and liabilities
Property, plant and equipment	$802,164	$721,900	$2,135,046	$—	$14,081	$3,673,191
Goodwill	—	92,591	—	—	—	92,591

Debt	$—	$—	$99,891	$—	$496,612	$596,503
* Discontinued Operations (Note 4).
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.
(22)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information (continued)

As at and for the nine months ended September 30, 2022	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$290,309	$222,985	$112,523	$—	$—	$625,817
Production costs	143,107	87,487	106,768	—	—	337,362
Depreciation and amortization	83,701	51,766	38,626	—	—	174,093
Earnings (loss) from mine operations	$63,501	$83,732	$(32,871)	$—	$—	$114,362

Other significant items of income and expense
Write-down (recovery) of assets	$24,361	$—	$(1,499)	$—	$681	$23,543
Exploration and evaluation expenses	2,438	8,115	540	—	1,729	12,822
Mine standby costs	—	306	29,992	—	—	30,298
Income tax expense (recovery)	48,030	22,214	30,419	—	(15,900)	84,763
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(306,456)	—	(306,456)

Capital expenditure information
Additions to property, plant and equipment during the period**	$96,800	$59,882	$54,573	$—	$9,670	$220,925
* Discontinued Operations (Note 4)
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.

For the year ended December 31, 2022	Turkiye	Canada	Greece	Romania*	Other	Total

Information about assets and liabilities
Property, plant and equipment	$823,125	$711,178	$2,046,759	$—	$15,200	$3,596,262
Goodwill	—	92,591	—	—	—	92,591
	$823,125	$803,769	$2,046,759	$—	$15,200	$3,688,853

Debt	$—	$—	$—	$—	$494,414	$494,414
* Discontinued Operations (Note 4)

(23)